Exhibit 23.3

Consent of Independent Auditors
We consent to the reference to our firm under the caption “Experts” and to the use of (i) our report dated October 16, 2015 with respect to the statement of revenues over certain operating expenses of Von Karman Tech Center for the year ended December 31, 2014 and (ii) our report dated August 23, 2016 with respect to the statement of revenues over certain operating expenses of the Commonwealth Building for the year ended December 31, 2015, both of which audit reports are included in Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 1 to the Registration Statement (Form S-11 No. 333-207471) and the related Prospectus of KBS Growth & Income REIT, Inc. for the registration of $2,300,000,000 of shares of its common stock.
/s/ Squar Milner LLP
Newport Beach, California
September 27, 2016